Exhibit 21.1

List of Subsidiaries of Bankrate, Inc. (Delaware)

Subsidiary	State/Country of Incorporation	Direct Stockholders of Subsidiary
Bankrate Information Consulting (Beijing) Co. Ltd.	China - WFOE	Rate Holding Co. (100%)
CreditCards.com, Inc.	Delaware	Bankrate, Inc. (100%)
CreditCards.com Limited	United Kingdom	LinkOffers, Inc. (100%)
Freedom Marketing Limited	United Kingdom	CreditCards.com Limited (100%)
LinkOffers, Inc.	Delaware	CreditCards.com, Inc. (100%)
NetQuote Holdings, Inc.	Delaware	Bankrate, Inc. (100%)
NetQuote, Inc.	Colorado	NetQuote Holdings, Inc. (100%)
Rate Holding Co.	Cayman Islands	Bankrate, Inc. (100%)